Exhibit 99.1

Veris Gold Corp. reports on production and toll milling for November

Toronto Stock Exchange: VG

VANCOUVER, Dec. 30, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide shareholders with a November toll milling and production update for the Company's three wholly-owned Jerritt Canyon gold mines and processing plant in Elko County, Nevada.  Jerritt Canyon is operated by Veris Gold USA Inc. ("Veris USA"), a wholly-owned subsidiary of the Company.

Overall Operational Report
During the month of November the plant processed 110,378 tons, averaging over 3,600 tons through the roasters per operating day resulting in the production of over 8,300 ounces of gold from Jerritt Canyon ore and over 3,400 ounces of gold from third party ore. The operations achieved an average recovery of 86% from Jerritt Canyon ore for the month, continuing to demonstrate significant improvements over recoveries achieved earlier in the year.

Mr. François Marland, President and CEO of Veris commented, "I'm very pleased with our results this month, considering that we toll-milled third party ore for approximately 43% of the month of November.  This clearly demonstrates the continued optimization of the Company's assets and we look forward to updating our shareholders on further progress in the near future."

Graham Dickson, COO, stated, "November proved to be another productive and successful month for the Company.  All of the Department spending at the Jerritt Canyon operations is currently being reviewed in order to sustain lower cash costs."

Mine Production
In November the SSX-Steer Mine produced over 23,000 tons containing an estimated 4,400 ounces of gold, averaging just over 760 tons per day. This is an increase of approximately 15% in tons produced compared to the 20,000 tons of production reported last month.   Management is committed to making the necessary adjustments to ensure that the mine returns to estimated targeted production of 1,000 tons per day at SSX-Steer.  To assist with the mine's production, the Company recently hired a Chief Mining Engineer to enhance the teams' skill set and purchased a second underground reverse circulation drill to assist with mine development.

The Smith Mine produced over 51,000 tons containing an estimated 7,500 ounces of gold averaging over 1,700 tons per day for the month of November (0.17 ounces per ton average for high grade ore.)  Included in this production is 14,900 tons of lower grade material averaging 0.09 ounces per ton that the Company will stockpile at the roaster facility.

At Starvation Canyon, an estimated 31,000 tons were mined in November containing an estimated 7,600 ounces of gold (0.244 ounces per ton) for an estimated average of over 1,000 tons per day.  Starvation Canyon continues to achieve above targeted tonnage rates and deliver beyond the Company's expectations.

Processing Plant
The Jerritt Canyon Mill processed a total of over 59,500 tons of Jerritt Canyon ore in November, averaging over 3,800 tons per operating day and operated at over 5,000 tons per day for several days.  Recovery rates averaged 86% during the month with an average processed grade of 0.16 ounces per ton.

Toll Milling
The Company toll-milled ore for Newmont USA Limited over a 14 day period during the latter part of November and on the first day of December. A total of 50,800 tons of Newmont ore were processed at the Jerritt Canyon mill during this time, thus achieving an overall average of over 3,600 tons per day. The Company continues to target additional toll milling agreements for 2014.

December Operational Update:
Operations at the Company's Jerritt Canyon mill have been temporarily interrupted due to an electrical fire that took place in the primary crushing building on December 19, 2013.

The primary crushing circuit is currently being repaired and operations are expected to be back on-line in early January. The Company informed a number of Jerritt Canyon employees whom are not critical to the ongoing operations of a temporary work schedule reduction on December 24, 2013; employees are expected to re-commence regular working shifts on January 2, 2014.

Due to the temporary interruption of operations, the Company has revised its year-end production guidance to 138,000 ounces from 145,000 ounces of gold.

Quality Control
Assaying of all mine production samples were conducted by the Jerritt Canyon lab using standard fire assay techniques. The company's 2013 Quality Assurance and Quality Control protocols are documented in the most recent NI 43-101 Technical Report available on Sedar or at the Company's website.

The information in this news release was compiled and reviewed by William Hofer, B.Sc., General Manager, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of

"VERIS GOLD CORP."

François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 06:30e 30-DEC-13